UNIVERSITY GENERAL HEALTH SYSTEM, INC.

7501 Fannin Street

Houston, TX 77054

713-375-7100

June 18, 2013

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Jim B. Rosenberg	Christine Allen
	Senior Assistant Chief Accountant	Staff Accountant
	Division of Corporation Finance	Division of Corporation Finance

Re:	University General Health Systems, Inc. Item 4.01 Form 8-K dated May 31, 2013 Filed June 4, 2013 File No. 000-54064

Ladies and Gentlemen:

Reference is made to the comment letter dated June 11, 2013 (“Comment Letter”) of the staff of the Securities and Exchange Commission (the “Commission”) setting forth the staff’s comments on the following documents filed by University General Health System, Inc. (“University General Health System, Inc.” or the “Company”) with the Commission: (i) Form 8-K dated May 31, 2013.

The Company’s response to each item of the Comment Letter is set forth below opposite the number and bullet point corresponding to such item in the Comment Letter, as applicable.

Item 4.01 Charges [sic] in Registrant’s Certifying Accountant

(a) Dismissal of Independent Accountant Previously Engaged as Principal Accountant

1.	You state that “…there were no (1) disagreements with Crowe…or (2) “reportable events,” as such term is defined in Item 304(a)(1)(v) of Regulation S-K, except that…” Please revise the Form 8-K to clearly state that there are no disagreements and no reportable events, or that the items listed are either disagreements and/or reportable events. For example, you disclose internal control deficiencies, which appears to be a reportable event under (v)(A). You also disclose an expansion of scope by Crowe Horwath LLP, which appears to be a reportable event under (v)(C)(1).

Securities and Exchange Commission

June 18, 2013

Response: The five items listed are not reportable disagreements under Item 304(a)(1)(iv). The listed items are being disclosed as “reportable events” as defined in Item 304(a)(1)(v) and were unresolved at the time of dismissal. We propose to revise the disclosure by amending the first paragraph leading up to the listed items as follows:

“On May 31, 2013, University General Health System, Inc. (the “Company”), at the direction of the Board of Directors (the “Board”) of the Company, dismissed Crowe Horwath LLP (“Crowe”) as the Company’s independent registered public accounting firm. During the years ended December 31, 2012 and 2011 and through the date of this Form 8-K, there were no disagreements with Crowe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to its satisfaction would have caused Crowe to make reference in its reports on the Company’s consolidated financial statements for such years to the subject matter of the disagreement. During the same time period, there were no “reportable events,” as such term is defined in Item 304(a)(1)(v) of Regulation S-K, except that:”

2.	Please revise your disclosure to comply with Item 304(a)(1)(iv)(B) of Regulation S-K by stating whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of each disagreement with the former accountant; and (C) state whether the Company has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each disagreement and if not, describe the nature of any limitation thereon and the reason therefor. Your disclosure attempts to comply with (iv)(A) by providing a brief description of each item but does not fully comply without disclosure for (B) and (C) for each item listed in your disclosure. Please note that these disclosures apply to items covered by Item 304(a)(1)(v) of Regulation S-K referred to in comment one above.

Response: We propose to add the following disclosure immediately following the five items listed as reportable events.

“The Board discussed the subject matter of each of such matters with Crowe and has authorized Crowe to respond fully to the inquiries of the Company’s successor accountant concerning the subject matter of each of such matters.”

3.	Please revise your disclosure to describe each of “the numerous other internal controls deficiencies” that Crowe Horwath LLP verbally communicated to the Board or otherwise include contextual disclosures to understand the nature and magnitude of the deficiencies.

Securities and Exchange Commission

June 18, 2013

Response: We propose to replace the disclosure in this bullet point with the following:

“Crowe verbally communicated to the Board during the course of the audit that there were numerous other internal control deficiencies. Crowe alluded to such deficiencies generally but did not communicate or present specific deficiencies for discussion. Because the audit was ongoing, Crowe had yet to complete its assessment and aggregation process. As a result, Crowe was not yet in a position to discuss specific deficiencies with the Board.”

4.	Regarding Exhibit 16.1 filed with the Form 8-K, please revise your disclosure to explain why Crowe Horwath LLP is not in a position to agree or disagree with the statement that the Company terminated its relationship on May 31, 2013.

Response: We propose to add the following to the paragraph that references Exhibit 16.1.

“The Company formally notified Crowe of its dismissal and the effective date of such dismissal on May 31, 2013. Prior to that time, there were meetings with Crowe discussing the possibility of a termination of the relationship but the Company did not formally notify Crowe of the definitive dismissal until May 31, 2013.”

5.	Include a letter filed as Exhibit 16 from by Crowe Horwath LLP addressing the disclosures in the amended Form 8-K.

Response: The Company expects to file the requested letter contemporaneously with the filing of the amended Form 8-K or shortly thereafter.

(b)	Engagement of New Independent Accountant as Principal Accountant

6.	In the explanatory note in the Forms 10-Q/A for the quarterly periods ended June 30 and September 30, 2012 filed on May 30, 2013, you state with regards to the restated financial statements that “These matters have been discussed by our authorized executive officers and with our former independent registered certified public accounting firm.” This disclosure appears to contradict disclosure herein stating that “Except for consultations the Company had with MKA while MKA served as the Company’s independent registered public accounting firm, neither the Company nor anyone on behalf of the Company consulted with MKA during the Company’s two most recent fiscal years and the subsequent interim period preceding MKA’s engagement, regarding the application of accounting principles to any specific completed or contemplated transaction…”

Securities and Exchange Commission

June 18, 2013

•	Please advise or include disclosure that provides the disclosures and, if applicable, the letter required by Item 304(a)(2) of Regulation S-K.

Response: We propose to add the following disclosure to the first paragraph under this Item:

“Subsequent to their dismissal on December 29, 2012, the Company had consultations with MKA related to (i) required successor/predecessor auditor communications, (ii) the Company’s restated 2012 Form 10-Qs, (iii) MKA’s audit and review of the historical financial statements of Dufek Massif Hospital Corporation, and (iv) income taxes.”

We also propose to make conforming changes to the second paragraph of this item to reflect the consultations described above.

Please direct any further questions or comments concerning this letter to Company’s Chief Financial Officer, Michael L. Griffin (at 713-375-7005), or to the Company’s General Counsel, Edward T. Laborde, Jr. (at 713-375-7106).

Very truly yours,

/s/ Edward T. Laborde, Jr.

Edward T. Laborde, Jr.

/s/ Michael L. Griffin

Michael L. Griffin